September 8, 2015

Mara L. Ransom

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Andes 9 Inc.

Form 10-12(g)

Filed August 7, 2015

File No. 000-55493

Ms. Ransom:

This correspondence is in response to your letter dated September 4, 2015 in reference to our filing of the Form 10-12(g) filed August 7, 2015 on the behalf of Andes 9 Inc., File No. 000-55493.

Please accept the following responses and note that Registrant filed amended Form 10-12(g) on September 8, 2015. We also acknowledge the initial comment #1 begins with the general statement of effectiveness by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

We acknowledge that Comment 1 begins with the Commission's wording on our automatic effectiveness by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 and that we are given 60 days to address the staff's comments, and that we will be subject to reporting requirements Section 13(a) of the Exchange Act.

Comment 2

Item 1A. Risk Factors.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution to existing shareholders, page 13.

2. We note the second sentence under this risk factor. Please revise to clarify whether any merger or acquisition may result in substantial dilution or in substantial dilution in the percentage of your common stock held by existing stockholders.

Answer: Registrant notes the Commission’s comment and has amended its registration statement to reflect the following statement. " Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders." Due to a typographical error, the word "in substantial" was together as one word instead of separate.

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Comment 3

Item 15. Financial Statements and Exhibits

(b) Exhibits, page 32

3. Please either file the Consent of Independent Auditors you state has been filed as Exhibit 23.1 or remove the reference to Exhibit 23.1 in the amended filing.

Answer: We have amended our registration statement and removed reference to Exhibit 23.1 in our filing.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President, Chief Executive Officer, Secretary, Treasurer and Director

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